Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	For the six months ended		Year Ended December 31,
	June 30,	June 30,
	2007	2006	2006	2005	2004	2003	2002
Income before income taxes	$214,633	$273,346	$455,716	$680,942	$628,067	$597,410	$463,606
Fixed charges:
Interest expense	832,107	778,703	1,636,531	1,241,652	840,754	749,550	863,553
Estimated interest component of net rental payments	18,534	15,523	31,047	27,454	25,068	22,940	19,963
Total fixed charges including interest on deposits	850,641	794,226	1,667,578	1,269,106	865,822	772,490	883,516
Less: Interest on deposits	355,832	260,372	580,094	430,813	330,351	342,891	432,415
Total fixed charges excluding interest on deposits	494,809	533,854	1,087,484	838,293	535,471	429,599	451,101
Income before income taxes and fixed charges(including interest on deposits)	$1,065,274	$1,067,572	$2,123,294	$1,950,048	$1,493,889	$1,369,900	$1,347,122
Income before income taxes and fixed charges(excluding interest on deposits)	$709,442	$807,200	$1,543,200	$1,519,235	$1,163,538	$1,027,009	$914,707
Preferred stock dividends	5,956	5,956	11,913	11,913	11,913	9,919	2,510

Ratio of earnings to fixed charges
Including Interest on Deposits	1.3	1.3	1.3	1.5	1.7	1.8	1.5
Excluding Interest on Deposits	1.4	1.5	1.4	1.8	2.2	2.4	2.0
Ratio of earnings to fixed charges & Preferred Stock Dividends
Including Interest on Deposits	1.2	1.3	1.3	1.5	1.7	1.7	1.5
Excluding Interest on Deposits	1.4	1.5	1.4	1.8	2.1	2.3	2.0